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HOORAY FOODS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hooray Foods, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of Hooray Foods, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 10, 2023

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HOORAY FOODS, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash	$ 1,392,693	$ 189,982
Inventory	344,431	24,996
Accounts Receivable	96,216	56,601
Note Receivable	45,221	-
Other Receivable	11	-
TOTAL CURRENT ASSETS	1,878,572	271,579
NON-CURRENT ASSETS		
Fixed Assets	1,005,365	563,734
Accumulated Depreciation	(466,304)	(13,423)
Security Deposit	80,000	-
TOTAL NON-CURRENT ASSETS	619,061	550,311
TOTAL ASSETS	$ 2,497,633	$ 821,891

HOORAY FOODS, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	87,312	18,720
Accrued Expenses	4,292	-
TOTAL CURRENT LIABILITIES	91,604	18,720
NON-CURRENT LIABILITIES		
SAFE	2,660,282	299,000
Convertible Notes	-	1,581,403
PPP Loan	-	45,789
TOTAL LIABILITIES	2,751,886	1,944,912
SHAREHOLDERS' EQUITY		
Common Stock (22,200,000 shares authorized;	80	80
8,000,000 issued; $0.00001 par value)		
Preferred Stock (8,545,257 shares authorized;	85	-
8,545,257 issued; $0.00001 par value)		
Additional Paid in Capital	3,921,004	3,621
Retained Deficit	(4,175,420)	(1,126,722)
TOTAL SHAREHOLDERS' EQUITY	(254,251)	(1,123,021)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,497,633	$ 821,891

HOORAY FOODS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Operating Income		
Sales	$ 755,451	$ 85,430
Cost of Goods Sold	682,404	326,396
Gross Profit	73,047	(240,966)
Operating Expense		
Payroll	1,038,288	403,920
Research & Development	591,696	28,887
Depreciation	452,881	13,423
General & Administrative	409,462	126,115
Advertising & Marketing	263,614	80,928
Contractors and Professional Services	222,984	84,446
Rent	177,103	16,148
Stock Compensation Expense	16,065	3,621
	3,172,092	757,488
Net Loss from Operations	(3,099,045)	(998,454)
Other Income (Expense)		
Other Income	45,789	-
Interest Earned	7,146	941
Taxes	(2,591)	(1,143)
Net Loss	$ (3,048,698)	$ (998,654)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	8,000,000	8,000,000
Net Loss per share	$ (0.38)	$ (0.12)

HOORAY FOODS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (3,048,698)	$ (998,654)
Depreciation	452,881	13,423
Change in Accounts Payable	68,592	18,720
Change in Accrued Expenses	4,292	-
Change in Other Receivable	(11)	-
Change in Accounts Receivable	(39,615)	(56,292)
Change in Note Receivable	(45,221)	-
Change in Inventory	(319,435)	(24,996)
Net Cash Flows From Operating Activities	(2,927,215)	(1,047,799)
Cash Flows From Investing Activities		
Refundable Security Deposit	(80,000)	-
Purchase of Fixed Assets	(441,631)	(563,734)
Net Cash Flows From Investing Activities	(521,631)	(563,734)
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	3,917,383	3,621
Issuance/(Conversion) of SAFE agreements	2,361,282	-
Issuance of Preferred Stock	85	-
Issuance/(Extinguishment) of PPP Loan	(45,789)	45,789
Issuance/(Conversion) of Convertible Notes	(1,581,403)	1,358,777
Net Cash Flows From Financing Activities	4,651,558	1,408,187
Cash at Beginning of Period	189,982	393,329
Net Increase (Decrease) In Cash	1,202,711	(203,346)
Cash at End of Period	$ 1,392,693	$ 189,982

HOORAY FOODS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2019	8,000,000	$ 80		$ -	$ -	$ (128,068)	$ (127,988)
Issuance of Stock					3,621		3,621
Net Loss						(998,654)	(998,654)
Balance at December 31, 2020	8,000,000	$ 80	-	$ -	$ 3,621	$ (1,126,722)	$ (1,123,021)
Issuance of Stock			8,545,257	85	3,917,383		3,917,468
Net Loss						(3,048,698)	(3,048,698)
Balance at December 31, 2021	8,000,000	$ 80	8,545,257	$ 85	$ 3,921,004	$ (4,175,420)	$ (254,251)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hooray Foods, Inc. ("the Company") is a corporation organized under the state of Delaware domiciled in California. The Company offers plant-based meats that are designed to look, cook, and taste like the real thing.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $3,048,698 and 2020 of $998,654.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 10, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and

expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Inventory

The Company values inventory at the lower of historic cost or market value.

Lease and Security Deposit

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in March 2024, and may be renewed at the option of the Company at the then-current market rate. Future monthly payments due under the lease are as follows:

2022- $18,000
2023- $19,000
2024- $20,000

As part of the lease arrangement, a refundable security deposit was paid amounting to $80,000.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Note Receivable

The Company has a note receivable with its co-packer in the amount of $45,221. The loan bears interest at the rate of 0.17% per annum and will mature in 2023. The Company earned interest income amounting to $11 as of December 31, 2021. The Company expects to collect all interest earnings within one year of the balance sheet date.

Advertising

The Company records advertising expenses in the year incurred.

Interest Earned

As of December 31, 2021, and 2020, the Company earned bank account interest amounting to $7,135 and $941, respectively.

Tax Credits

The Company received credits against certain employment taxes for eligible employees in connection with its research & development activities. During 2021 and 2020, the Company recognized $162 and $4,073 in payroll tax credit claims.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognized revenue solely from product sales.

Revenue is also net of discounts amounting to $141,259 and $2,847 in 2021 and 2020, respectively.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware domiciled in California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements

have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Other Income (Extinguishment of Debt)

In 2021 and 2020, the Company received funding in the form of and loans under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. Loan amounts that are not cancelled accrue interest at the rate of 1.00% per annum. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. In 2021, PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Convertible Notes

In prior years, the company issued a series of convertible promissory notes in exchange for cash for the purpose of funding continuing operations ("the Notes"). The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). The Notes accrue interest at the rate of 6% per annum and will mature during the 2021 period. During 2020, the Company capitalized approximately $20,514 in accrued interest related to the Notes. In 2021, the company had its entire series of convertible promissory notes including any accrued interest convert into equity amounting to $1,581,403.

SAFE

Since December 31, 2019, the Company has issued a series of Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion

price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, $299,000 in SAFE agreements converted into equity, based on the terms of the agreements. Upon conversion, the SAFE agreements converted into preferred stock.

As of December 31, 2021, the Company had $2,660,282 of SAFE obligations outstanding, with a valuation cap ranging from $3,500,000 or $25,000,000 and a discount rate between 80% or 85%, respectively.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2021.

NOTE E- EQUITY

Under the Company's Articles of Incorporation, the Company is authorized to issue up to 22,200,000 shares of $0.00001 par value Common Stock and 8,545,257 shares of $0.00001 par value Preferred Stock. Preferred Stock is divided into 3,091,189 shares of Series Seed Preferred Stock, 1,123,780 shares of Series Seed-1 Preferred Stock, 3,010,202 shares of Series Seed-2 Preferred Stock, 1,320,086 shares of Series Seed-3 Preferred Stock. All issues of Preferred Stock share the same rights.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock	8,000,000
Series Seed Preferred Stock	3,091,189
Series Seed-1 Preferred Stock	1,123,780
Series Seed-2 Preferred Stock	3,010,202
Series Seed-3 Preferred Stock	1,320,086

NOTE F- EQUITY BASED COMPENSATION

In 2019, the Board of Directors adopted the 2019 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 2,000,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2021, 1,374,572 shares remain issuable under the Plan.

During 2021 and 2020, the Company had 625,428 and 295,428 outstanding stock options. The granted options had an exercise price of $.0035 or $.0.08, will expire in ten years, and vest over a four year-period.

As of 2021 and 2020, a portion of its outstanding stock options have vested amounting to 257,458.

The Company measures the value of these options at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2019 Outstanding at December 31, 2019	-		
Granted	295,428	0.0035	10.0
Expired/Forfeited	-	-	-
12/31/2020 Outstanding at December 31, 2020	295,428	0.0035	9.80
Granted	330,000	0.08	10.0
Expired/Forfeited	-	-	-
12/31/2021 Outstanding at December 31, 2021	625,428	0.08	9.80

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2021
Expected life (years)	10.0
Risk-free interest rate	0.56%
Expected volatility	70%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on

assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 10, 2023, the date that the financial statements were available to be issued.